EXHIBIT 99.2

AURIS MEDICAL HOLDING AG BAHNHOFSTRASSE 21, 6300 ZUG, SWITZERLAND

VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 4:00 p.m. Eastern Time on January 16, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Please refer to your enclosure for further details.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following proposals: 1.2 Increase of the Conditional Share Capital for Financing Purposes (Erhöhung des Bedingten Aktienkapitals zu Finanzierungszwecken) 1.3 Increase of the Conditional Share Capital for Equity Incentive Plans (Erhöhung des Bedingten Aktienkapitals für Beteiliungspläne)

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: Invitation to the Extraordinary General Meeting is available at www.proxyvote.com. AURIS MEDICAL HOLDING AG Extraordinary General Meeting of Shareholders January 17, 2019, 9:00 AM CET Proxy for the Extraordinary General Meeting of Shareholders on January 17, 2019 Shareholders of record, who do not attend the Extraordinary General Meeting in person, may: (a) grant a proxy to the independent proxy, Sandro Tobler, attorney at law, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, Switzerland, in writing or electronically; or (b) grant a proxy in writing to another shareholder or other third party. Instructions to the independent proxy should be provided on the reverse side. If you provide a proxy to the independent proxy without any specific instructions on how to exercise your voting rights, the independent proxy will vote in accordance with the motions of the Board of Directors. Aktionäre, die nicht persönlich an der Generalversammlung teilnehmen, können: (a) dem unabhängigen Stimmrechtsvertreter, Herrn RA Sandro Tobler, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, schriftlich oder elektronisch eine Vollmacht erteilen; oder (b) einem anderen Aktionär oder einem Dritten schriftlich eine Vollmacht erteilen. Instruktionen an den unabhängigen Stimmrechtsvertreter sind auf der Vorderseite zu vermerken. Wenn Sie dem unabhängigen Stimmrechtsvertreter eine Vollmacht erteilen, jedoch keine Weisungen zur Stimmrechtsabgabe erteilen, wird der unabhängige Stimmrechtsvertreter jeweils entsprechend dem Antrag des Verwaltungsrates abstimmen. Proxy to another shareholder / third party: Vollmacht an Aktionäre / Dritte: I / We do not participate in person and grant power of attorney to: Ich/Wir nehmen nicht persönlich teil und erteilen Vollmacht an: Name: Address: This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. (Continued and to be signed on the reverse side.) (Bitte Instruktionen auf der Rückseite vermerken und unterzeichnen.)